SCHEDULE 13D/A

NAME OF ISSUER:     WAXMAN INDUSTRIES
TITLE OF CLASS OF SECURITIES:       COMMON STOCK
CUSIP NUMBER:    94356710

NAME, ADDRESS AND TELEPHONE NO:  MARK WESTER, 24460 AURORA BLVD., BEDFORD
HEIGHTS, OH 44146   PH: 216-439-1830

DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT:  6/30/98

1.  NAME OF REPORTING PERSONS:  IRS: ID NOS. OF ABOVE PERSON:
    THOMAS MITCHELL & CO. LP - 13-3603667

2.  CHECK BOX IF A MEMBER OF A GROUP    (B) x

3.  SEC use only

4.  Source of Funds     00

5. Check if Disclosure of Legal Proceedings is Require Pursuant to Items 2(d) or 2 (e) not sure - no proceedings.

6.   Citizenship or Place of Organization - State of Delaware

7.   Sole Voting Power - Thomas Mitchell & Co. LP - 112,000

8.   Shared Voting Power -

9.   Sole Dispositive Power - Thomas Mitchell & Co. LP- 112,000

10.  Shared Dispositive Power

11.  Aggregate Amount Beneficially Owned by Each Reporting Person 112,000

12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares

13.  Percent of Class Represented by Amount in Row (11)  0.93%
14.  Type of Reporting Person
  Thomas Mitchell & Co. LP -PN

CUSIP NO: 94356710
SCHEDULE 13D
ITEM #1-  WAXMAN INDUSTRIES
ITEM #2-a-  Thomas Mitchell & Co., L.P.
        b-  POB 31, Lake Placid, NY  12946
        C-  Limited Partnership
        D- During the last five years, Thomas Mitchell & Co., LP has not been convicted in a criminal proceeding .
        E- During the last five years, Thomas Mitchell & Co., LP was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
        F-   U.S.A.

ITEM #3-    Cash held in account
ITEM #4-    For Investment Purposes only.
ITEM #5a-   112,000 / 12,053,422 = 0.93%
         b- Thomas Mitchell & Co., LP-sole dispositive power and sole voting power.
         c- 16,000-shares purchased to settle 7/03/98 through NYSE and in negotiated transactions at prices from $3.60 - $3.61 per share.
         d- not applicable
         e- not applicable

ITEM #6- not applicable
ITEM #7- not applicable


  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

  Date:   JULY 14, 1998

  Signature   THOMAS S. MITCHELL